Benchmark Electronics, Inc.

3000 Technology Drive

Angleton, TX 77515

Main Telephone 979-849-6550

FAX 979-848-5294

January 8, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0306

Attention: Mr. Mark Kronforst, Accounting Branch Chief

Re:                               Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-10560

Dear Mr. Kronforst:

The following information and comments are provided in response to your letter dated December 26, 2007 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note  1 — Summary of Significant Accounting Policies

Revenue Recognition, page 43

1.              Provide us with the percentages of your consolidated revenues that are represented by products and by services for each period presented.

Response:  Manufacturing revenue from the sale of circuit board assemblies, systems and excess inventory accounted for 99.47%, 99.35% and 99.47% of our consolidated revenues during the years ended December 31, 2006, 2005 and 2004, respectively. Non-manufacturing services, consisting of (a) engineering services such as product design, circuit board layout and test development and (b) aftermarket non-warranty repair services, accounted for 0.53%, 0.65% and 0.53% of our consolidated revenues during the years ended December 31, 2006, 2005 and 2004, respectively.

2.              We note that you offer your services ranging from initial product design to volume production and direct order fulfillment. Tell us whether your arrangements involve multiple elements. If so, describe your revenue recognition policies for those arrangements.

Response:  We did not have any multiple element arrangements during the periods presented. To the extent that we would have them we would apply EITF 00-21.

Securities and Exchange Commission

January 8, 2008

3.              Explain to us why you recognize revenue from fixed-price service contracts using contract accounting. As part of your response, provide us with additional details regarding these arrangements and refer to footnote 1 of SOP 81-1.

Response:  Engineering service revenues totaled 0.38%, 0.42%, and 0.42% of our consolidated revenues during the years ended December 31, 2006, 2005 and 2004, respectively. At times, the Company enters into arrangements to provide design and engineering services to customers that are essential to the construction or production of tangible property as discussed in footnote 1 of SOP 81-1 and section .13 in SOP 81-1 and therefore uses contract accounting to recognize revenue when appropriate. The Company determines the method of contract accounting used based on the availability of sufficient information to make reasonably dependable estimates related to the extent of progress toward completion, contract revenues and contract costs. The Company’s arrangements with customers for engineering services are supported by agreements, consisting of contracts, statements of work, purchase orders, etc. These agreements provide the pricing for the services to be performed.

4.              Tell us whether you provide any customer incentives such as up-front payments to your customers or rebates. If so, explain how you account for these incentives.

Response:  Although insignificant (.035% of total sales in 2006), customer incentives, i.e. volume or rebate related discounts, if offered, are recognized as a reduction in revenue as the sales are made.

5.              We note that you do not address EITF 99-19 in your policy disclosures. Confirm for us that you do not enter into arrangements that require significant judgment in applying this guideline.

Response:  We do not believe EITF 99-19 applies to our revenue producing activities as the Company does not perform services as an agent or broker (including performing services, in substance, as an agent or broker), with compensation on a commission or fee basis.

In connection with our responses, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (979) 848-5204.

Sincerely,

Benchmark Electronics, Inc.

By:	/s/ Cary T. Fu

Cary T. Fu
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
KPMG LLP